

January 8, 2014

<u>Via E-Mail</u>
Mr. Jens Mielke
Chief Financial Officer
HASCO Medical, Inc.
15928 Midway Road
Addison, TX 75001

   Re: **HASCO Medical, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed March 29, 2013
     Amendment No. 1 to Form 8-K
     Filed May 1, 2012
     File No. 000-52422

Dear Mr. Mielke:

   We issued comments on the above captioned filings on August 27, 2013. On December 16, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

    You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3871 if you have any questions.

          Sincerely,

          /s/Tia L. Jenkins

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Mining